As filed with the Securities and Exchange Commission on November 14, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMAGE ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-11071	84-0685613
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

20525 Nordhoff Street, Suite 200
Chatsworth, CA 91311
(818) 407-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis Hohn Cho, Esq.
Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, CA 91311
(818) 407-9100

(Address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
John C. Kirkland, Esq.
Raymond A. Lee, Esq.
Greenberg Traurig, LLP
2450 Colorado Avenue, Suite 400E
Santa Monica, California 90404
(310) 586-7700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, $0.0001 par value per share	5,843,545	$21,095,197	$2,258

(1)          This registration statement relates to the resale by the selling stockholders named herein of shares of common stock, shares of common stock issuable pursuant to senior convertible notes, and shares of common stock issuable upon exercise of warrants.  The registrant may receive proceeds in the amount of the $2.04 and $4.25 per share exercise prices upon the exercise of the warrants.  Pursuant to Rule 416 under the Securities Act, this registration statement also covers such additional number of shares of common stock as may be issuable upon a stock split, stock dividend or similar transaction.

(2)          Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act.  The aggregate offering price is based upon the $3.58 average of the high and low prices of the registrant’s common stock as reported on The Nasdaq Global Market on November 9, 2006.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed without notice.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

Subject To Completion, Dated November 14, 2006

PROSPECTUS

5,843,545 Shares

Common Stock

This prospectus relates to the offer for resale, from time to time, by the selling stockholders named in this prospectus of up to an aggregate of 5,843,545 shares of our common stock, par value $0.0001 per share.

Of the shares of common stock we are registering for resale, up to an aggregate of 5,473,347 shares are issuable pursuant to convertible securities we issued to a selling stockholder in a private placement transaction on August 30, 2006, representing shares of common stock issued or issuable (i) upon conversion of senior convertible notes, (ii) as interest payment pursuant to the senior convertible notes, and (iii) upon exercise of warrants.  We are also registering 370,198 shares of common stock in connection with registration rights we granted to the other selling stockholders, of which 270,198 shares were previously issued and 100,000 shares are issuable pursuant to a warrant.

The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on The Nasdaq Global Market under the symbol “DISK.”  On November 9, 2006, the last reported sale price of our common stock on Nasdaq was $3.62 per share.

Investing on our common stock involves risks.  See “Risk Factors” beginning on page 4 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2006

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
MATERIAL CHANGES
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in our common stock.  You should read this entire prospectus carefully, especially “Risk Factors” and our financial statements and related notes.

Our Business

We are a vertically-integrated independent home entertainment content supplier engaged in the acquisition, production and worldwide distribution of exclusive content for release on a variety of formats and platforms, including:

•                  DVD

•                  CD

•                  HD-DVD

•                  Blu-ray Disc®

•                  UMD

•                  VHS

•                  Digital

•                  Broadcast

•                  traditional

•                  cable

•                  satellite

•                  video on demand (VOD)

•                  theatrical

•                  digital

We acquire and exploit exclusive distribution rights to a diverse array of general and specialty content, for release on DVD and other home entertainment formats, including:

•                  comedy

•                  music concerts

•                  urban

•                  television and theatrical

•                  theatre

•                  country

•                  gospel

•                  independent films

•                  foreign and silent films

•                  youth culture/lifestyle

•                  Latin

We also acquire exclusive rights to audio content for distribution on CD spread across a variety of genres and configurations, including:

•                  albums

•                  compilation CDs

•                  TV and movie soundtracks

•                  comedy programs

•                  Broadway original cast recordings

•                  audio compilations from our live concert event DVDs

Through our wholly owned subsidiary, Egami Media, Inc., we are focused on the acquisition and exploitation of content in the expanding digital distribution marketplace for delivery systems such as:

•                  VOD

•                  streaming video

•                  download channels

•                  download-to-own

Egami continues to aggressively add numerous video and audio titles to its growing library of exclusive digital rights.  Over the past year, Egami has established direct relationships with a majority of digital industry-retailers and continues to seek additional distribution partners as they emerge.

We strive to grow a stream of revenues by maintaining and building a library of titles that can be exploited in a variety of formats and distribution channels.  Our active library currently contains:

•                  over 3,000 exclusive DVD titles

•                  approximately 200 CD titles

•                  digital rights to

•                  over 1,700 video titles

•                  over 170 audio titles

•                  containing more than 2,500 individual tracks

We acquire content mainly by entering into exclusive licensing or distribution arrangements with producers and other content providers.  We typically supplement such content by designing and producing additional content and value-added features.  We routinely produce our own original entertainment content, focused on DVD live performance music concerts and comedy events with some of the most recognizable names in the industry, and various forms of urban genre content.  We are also co-producing feature horror and other genre specific titles with budgets from less than $500,000 to $3.5 million through co-production agreements with:

•                  Dark Horse Entertainment

•                  Graymark Productions

•                  Amicus Entertainment

In addition, we have co-produced a feature thriller film Sisters, a remake of the classic Brian De Palma film, with Sisters Wooster, Inc. to be released under the No Remorse Films banner, headed by highly successful independent film producer Edward R. Pressman.  Ed Pressman serves as executive producer of the picture.

Our Offices

Our principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311, telephone (818) 407-9100.  We maintain a Web site at www.image-entertainment.com.  The content of this site does not constitute a part of this prospectus.

The Offering

Common stock offered by selling stockholders	5,843,545 shares

Common stock issued and outstanding as of November 9, 2006	21,576,544 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

Nasdaq symbol	DISK

The selling stockholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus.  The selling stockholders will act independently in making decisions with respect to the timing, manner and size of each sale.  Furthermore, the selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise.

Private Placement of Convertible Notes and Warrants

On August 30, 2006, we issued in a private placement to Portside Growth and Opportunity Fund (“Portside”), one of the selling stockholders, senior convertible notes in the aggregate principal amount of $17,000,000 plus related warrants to purchase 1,000,000 shares of our common stock, and on November 10, 2006, we entered into an Amendment and Exchange Agreement with Portside, which agreement modified certain terms of the transaction documents and provided for a replacement warrant for the warrants previously issued to Portside.  The notes accrue interest at a rate of 7.875% per annum.  We may pay the interest in shares of our common stock (“Interest Shares”), or in cash, or in a combination of stock and cash.  The notes have a term of five years and are convertible into 4,000,000 shares of our common stock at a conversion price of $4.25 per share, subject to antidilution adjustments.  The related warrants are exercisable for an aggregate of 1,000,000 shares of our common stock at an exercise price of $4.25 per share, subject to antidilution adjustments with a floor to the exercise price of $3.67, until any necessary stockholder approval is obtained.  The warrants are exercisable beginning on March 2, 2007, and have a term of five years from the issuance date.

The number of shares being registered pursuant to this registration statement may be adjusted to prevent dilution of the stock to be issued upon conversion of the notes and upon exercise of the warrants resulting from stock splits, stock dividends or similar transactions.  The private placement transaction is more fully described in our Current Report on Form 8-K filed with the SEC on August 31, 2006, and incorporated by reference on page 15 below.

The instruments issued as part of this transaction contain embedded derivatives which we have valued as of September 30, 2006.  A third-party valuation firm assisted in the valuation of the warrant and derivatives.  The fair value of all of the derivatives was not material.  The fair value of the warrant was $1,900,000 and was recorded as a discount to the related $17 million note payable with a corresponding credit to liabilities.  We amortize the resulting discount as noncash interest expense using the effective interest rate method over the life of the related debt.

Prior to making a decision about investing in our common stock, you should carefully consider the specific risks contained in the section titled “Risk Factors” below, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing in the registration statement of which this prospectus is a part.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the specific risks detailed in this “Risk Factors” section and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We Have a High Concentration of Sales From Relatively Few Titles. Our top five fiscal 2006 new release exclusive titles Ron White: You Can’t Fix Stupid DVD and CD, Chicago and Earth Wind & Fire: Live at the Greek DVD, Kiss: Rock The Nation Live DVD, the original Twilight Zone TV series: Season 3 DVD, and Beef 3 DVD accounted for approximately 11% of our fiscal 2006 net revenues. Our top ten fiscal 2006 new release exclusive titles accounted for approximately 15% of our fiscal 2006 net revenues. Although catalogue sales of these titles continue to be relatively strong, sales for these titles nevertheless have decreased over time and will probably continue to do so until our rights expire. Net revenues from new release DVD titles, where a new release title is defined as released during fiscal 2006, accounted for approximately 51% of fiscal 2006 net DVD revenues and net revenues from catalogue DVD titles, where catalogue is defined as a title first released in a previous fiscal year, accounted for approximately 49% of fiscal 2006 net DVD revenues. Revenues from new release and catalogue DVD titles accounted for approximately 65% and 35% of fiscal 2005 net DVD revenues, respectively. If we cannot acquire titles of equal or greater strength and popularity, our future net revenues would be negatively impacted.

We Have a High Concentration of Sales to Relatively Few Customers and May Have Significant Uncollectible Accounts Receivable Exposure. For the year ended March 31, 2006, Anderson Merchandisers (who supplies Wal-Mart) accounted for 11% of our net revenues. For the year ended March 31, 2005, Anderson Merchandisers, Best Buy and AEC One Stop Group accounted for approximately 17%, 12%, and 10%, respectively, of our net revenues. At March 31, 2006, Anderson Merchandisers and AEC One Stop accounted for 13% and 12%, respectively, of our gross accounts receivables. Additionally, our top five customers accounted for over 39% of our fiscal 2006 net revenues. Any combination of these customers filing for bankruptcy or significantly reducing their purchases of our programming would have an adverse effect on our financial condition, results of operations and liquidity. Our top 25 customers accounted for approximately 83% of our fiscal 2006 net revenues. We are not an exclusive supplier to any of our retail customers, and there is no guarantee that we will continue recognizing significant revenue from sales to any particular customer. If we are unable to maintain the sale of our titles at their current levels to any these five customers, and are unable to find other customers to replace these sales, there would be a negative impact on our revenues and future profitability.   We face credit exposure from our retail customers and may experience uncollectible receivables from these customers should they face financial difficulties.  On August 20, 2006, our long-term customer MTS, Inc., parent of Tower Records, filed Chapter 11 bankruptcy.  We estimate our net expense relating to the ultimate uncollectible accounts receivables from Tower to be approximately $496,000 for the quarter ended September 30, 2006.  Our net revenues with Tower for the six months ended September 30, 2006, were $987,000, or 2.2% of overall net revenues.  Our net revenues with Tower for the fiscal year ended March 31, 2006, were $4.3 million, or 3.9% of our overall net revenues for the year.  Tower represents the second of our significant retail customers to file bankruptcy in the last 10 months.  Musicland Stores filed bankruptcy in January 2006 and we took a net charge to expense of $1.6 million.  With a high concentration of sales to relatively few customers, we cannot assure you that other of our retail customers will not experience financial difficulties leading to uncollectible accounts receivable.

We May Need Additional Funding to Continue Acquiring Desirable Programming. Availability of working capital is a substantial factor in our ability to produce and/or acquire new content. Therefore, maximizing available working capital is critical to our business operations. We may need to raise additional funds to acquire the rights to content or to create content we find desirable. Should additional funds be raised through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders may be reduced. If adequate funds are not available or unavailable on acceptable terms, we may find we are unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, and/or respond to competitive pressures in the industry.

Our Recent Layoff May Disrupt or Delay Our Business Activities.  On November 9, 2006, we eliminated 29 positions and recently lost six other positions through attrition, representing approximately 17% of our total personnel.  Although we have reassigned the duties associated with these eliminated positions to other personnel, inefficiencies related to task unfamiliarity, heavier workloads, loss of knowledge and unfilled gaps may arise, especially if we are unable to effectively manage and implement the transition.  Any such inefficiencies may cause disruption or delay in our business activities.

Relativity Media’s Failure to Deliver the Expected Number or Quality of Motion Pictures May Adversely Affect Our Business.   We do not control the timing or manner in which Relativity will finance, produce and deliver programs to us.  Relativity’s decisions regarding the selection, delivery and timing of release of theatrical and direct-to-video motion picture titles will have a significant effect on our future revenues.  We also do not control the theatrical distributors’ level of promotion of major motion pictures, and domestic box office performance is likely to affect the film’s subsequent performance on home video.  Any decision by producers or theatrical distributors not to deliver, distribute or adequately promote films, or to promote our competitors’ motion pictures to a greater extent than they promote ours, could have a material adverse effect on our business, results of operations and financial condition.

In addition, due to the substantially higher projected revenues from home video distribution of theatrical motion pictures, our distribution costs for each film will be greater, thus exposing us to greater risk in the event that any or all of the pictures do not sell as well as projected.  Our success depends on the commercial success of motion pictures which is unpredictable, and failure to achieve projected sales could have a material adverse effect on our business, results of operations and financial condition.

Failure to Effectively Manage Future Growth from the Relativity Agreement May Adversely Affect Our Business.  We will face substantial challenges in expanding our distribution capabilities to adequately meet the anticipated increase in our average sales per title and our overall sales as a result of major motion pictures to be delivered to us for home video and digital distribution over the ten-year term of our agreement with Relativity.  Expanding to meet these needs could require us to incur significant costs and cause the diversion of management’s time and resources.  We may not handle the expansion effectively and efficiently, it may be unsuccessful or take longer than anticipated, and we may not realize the anticipated benefits from the transaction, which could result in write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

In addition, we will be financially responsible for the funding of post production, development of ancillary materials, package design, disc replication, marketing and advertising and distribution costs for each of the Relativity titles.  We may require increased funding to meet our increased requirements, which we may not be able to obtain in sufficient time, on acceptable terms, or at all.  Our ability to grow, maintain and expand our distribution of motion pictures and fund increased operating expenses may depend upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in film projects or other assets.  If we do not have access to financing, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations and financial condition.

Failure to Comply with Restrictive Covenants Imposed by Our Credit Facility with Wells Fargo Foothill Could Have a Material Adverse Effect on Our Business.  We are obligated to comply with operating and financial covenants pursuant to our existing credit facility Wells Fargo Foothill.  These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, acquisitions, asset sales and creation of certain types of liens.  Furthermore, our existing credit facility requires us to maintain specified financial ratios.  Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions.  If there were an event of default that was not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt instrument to be due and payable immediately.  Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instrument if accelerated upon an event of default.  If, as or when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our credit facility, the lenders under our credit facility could institute foreclosure proceedings against the assets securing borrowings under the credit facility.  We were not in compliance with a covenant in our existing credit facility requiring us to maintain minimum earnings of $1,500,000 before all interest, taxes, depreciation and amortization expenses for the immediately preceding 12-month period ended September 30, 2006.  We have received from Wells Fargo Foothill a waiver with respect to the noncompliance with this financial covenant and have amended this covenant on a go-forward basis as well as other provisions to the credit agreement.  The amended provisions primarily restricted our borrowing availability and increased our interest rate on outstanding borrowings.

Failure of Our Strategic Alliances Could Have a Material Adverse Affect on Our Business. We have co-produced motion pictures with Dark Horse, Graymark and Amicus, and, should we have adequate capital resources, we plan to continue our strategy of developing key alliances with other third party content producers. We will rely on our co-producers to develop and produce films. Particularly when produced by independent filmmakers, each film is a separate business venture with its own management, employees, equipment and budgetary requirements. There are substantial risks associated with film production, including contract problems with, or disability of, directors, actors and other key artistic and technical personnel, weather and other delays, damage to sets, equipment or film, and the inability of production personnel to comply with budgetary or scheduling requirements. Such problems could materially increase the cost of production, increase the amount of time between our expenditure of funds and receipt of revenues, or cause the project to be abandoned at any stage if further expenditures do not appear commercially feasible. Accordingly, there is no assurance that we will be successful in our strategic alliances, and any failure of our present and future alliances to produce commercially viable content at an acceptable cost could have a material adverse effect on our business. Additionally, there is no assurance that we will be able to find further desirable strategic alliances as we continue pursuing new co-production deals and similar relationships or have sufficient capital to fund them.

Our Current DVD and CD Genre Concentrations May Become Unpopular With Our Retail Customers and End Consumers, Which May Adversely Affect Our Business. During fiscal 2005, our DVD title genre concentration was heavily weighted toward music-related DVD programming. During fiscal 2006 we were unable to further grow our audio business. Our audio business generated approximately 8% of our total net revenues, compared to approximately 10% in fiscal 2005. We may not be able to successfully continue to produce or acquire content in the same genres, or achieve the same strength within the genres we were successful with in fiscal 2006. If we cannot compete successfully in the home entertainment market for higher-profile DVD and CD content, our business may be adversely affected.

Inventory Obsolescence May Adversely Affect Our Business. We maintain a substantial investment in DVD and CD inventory, and if we overestimate the demand for a particular title, we may retain significant quantities of that title in our warehouse. Retained inventory occupies valuable storage space and may become obsolete as our distribution term for the title expires. Although we may sell such inventory at a steeply discounted price toward the end of the distribution term in order to recoup our manufacturing, storage and other costs, there is no guarantee that a market will exist for a given title, even at the steeply discounted price. Additionally, our license and/or distribution agreements sometimes contain terms, such as minimum royalties per unit and music publishing fees, which effectively prevent us from steeply discounting the price on some titles.

The Transition to a New DVD Manufacturer May Adversely Affect Our Business. We are in the process of transferring our replication from Deluxe to Sonopress. Any failure of Sonopress to manufacture and deliver our product in a timely manner and with the same consistent quantity and quality that we and our customers have come to expect may adversely affect our revenues and profits. Additionally, should the need arise, we may be adversely affected by the period of time that we would need to direct manufacturing duties to another company.

Problems Distributing Our Programming Internationally May Adversely Affect Our Business. We distribute our programming internationally. As a result, our business may be subject to various risks inherent in international trade, many of which are beyond our control. Risks we face in distributing our programming internationally include: cancellation or renegotiation of contracts, changes in laws and policies affecting international trade (including taxes), credit risk, fluctuating foreign exchange rates and controls, civil strife, acts of war, guerilla activities, insurrection, terrorism, changing retailer and consumer tastes and preferences with regard to our programming, differing degrees of protection of our intellectual property, cultural barriers, and potential instability of foreign economies and governments, any of which may adversely affect our international sales. To date, we have not entered into foreign currency exchange contracts.

The Majority of International Revenues Are Generated By Three Sublicensees. Revenues generated from our international business segment are primarily derived from the manufacturing, marketing and distribution efforts of Sony BMG, Warner Music Group and Digital Site. Should any of Sony BMG, Warner or Digital Site default on their respective sublicense agreements with us or fail to successfully perform, an important part of our business strategy, financial condition, results of operations and cash flows could be negatively impacted.

We Have Direct and Indirect Foreign Currency Exchange Risk. Although our Sony BMG and Digital Site sublicense agreements are U.S. Dollar denominated, with these parties reporting to us and paying us in U.S. Dollars, the underlying Sony BMG sales transactions are in Euros and the underlying Digital Site sales transactions are in Yen. On November 9, 2006, the Euro was equivalent to approximately U.S. $1.28 and the Yen was equivalent to approximately U.S. $0.008499. Should the U.S. Dollar strengthen compared to either the Euro or the Yen, our sublicensors’ reported royalties to us on a title-by-title basis and in the aggregate would decline (assuming consistent unit sales) and thus reduce our revenues recognized.

We Have an Accumulated Deficit and May Incur Additional Losses. We sustained a net loss for fiscal 2006, and although we were profitable in fiscal 2005, we also sustained net losses for the three fiscal years preceding fiscal 2005. Our accumulated deficit at March 31, 2006, was $9.7 million. Due to the inherent unpredictability of high-profile content acquisition and competition for limited retail shelf space, we may incur losses again in the future.

Inability to Maintain Relationships with Our Program Suppliers and Vendors May Adversely Affect Our Business. We receive a significant amount of our revenue from the distribution of those DVDs for which we already have exclusive agreements with program suppliers. We can give no assurances, however, that titles in production which have been financed by us will be timely delivered as agreed or of the expected quality. Delays or inadequacies in delivery, including rights clearances, could negatively impact the performance of any given quarter or fiscal year. We can give no assurance that such content will ultimately be purchased in internally forecasted quantities by our retail customers or ultimately desired by the end-consumer. We also cannot be sure that we will be able to renew these exclusive rights as existing agreements with program suppliers expire. We also cannot assure you that our current program suppliers will continue to support the DVD format in accordance with our exclusive agreements, that our current content suppliers will continue to license titles to us on the current terms or on terms favorable to us, or that we will be able to establish new beneficial supplier relationships to ensure acquisition of exclusive titles in a timely and efficient manner.

The Full Exploitation of Our Rights Requires Us to Conduct Business in Areas Where Our Expertise Is Limited. In order to fully exploit some of the rights we have acquired, we are required to conduct business in sectors (e.g. Internet, rental, broadcast, video on demand, in-flight, satellite) where we are not as experienced as we are in the DVD and home video sectors. Accordingly, when exploiting such sectors in which we are less experienced, we may realize a greater proportion of costs, or we may not realize as much of a proportion of revenue, as we would in the DVD and home video sectors.

Failure to Effectively Implement Our Sales and Marketing Efforts May Adversely Affect Revenues. Our sales team may be unable to continue to successfully compete against the more extensive and well-funded sales operations of our current and future competitors, which could adversely affect our revenues.

Loss of Key Personnel May Adversely Affect Our Business. Our success greatly depends on the performance of our executive management, including President and Chief Executive Officer Martin Greenwald, Chief Operating Officer David Borshell, and Chief Financial Officer Jeff Framer, as well as our five senior vice presidents responsible for the critical areas of content acquisition, legal, marketing & product development, operations, and sales. The loss of the services of key persons of our executive and senior management could have a material adverse effect on our operating results and financial condition.

We May Not Successfully Optimize and Operate Our Warehouse and Distribution Facility, and Our Business Could Be Harmed. Domestic wholesale distribution of our exclusive programming is fulfilled from a single warehouse and distribution facility in Las Vegas, Nevada. If we are unable to operate this facility for any reason, it could significantly limit our ability to meet customer demand. Because it is difficult to predict sales increases or declines, we may not manage our facility in an optimal way, which may result in excess inventory, warehousing and distribution problems. Our failure to handle inventory properly could result in unexpected costs, delays and harm to our business and reputation.

Occurrence of Events for Which We Are Not Insured May Adversely Affect Our Business. We maintain insurance to protect ourselves against various risks related to our operations. This insurance is maintained in types and amounts that we believe to be reasonable depending upon the circumstances surrounding each identified risk. However, we may elect to limit coverage or not to carry insurance for some risks because of the high premiums associated with insuring those risks or for various other reasons. For example, we do not carry earthquake insurance in light of the steep increase in premiums in Southern California after the Northridge earthquake on January 17, 1994. Occurrence of events for which we are not insured may affect our cash flows and overall profitability.

Risks Relating to Our Industry

Our Success Depends on the Unpredictable Commercial Success of Our Programming. Operating in the entertainment industry involves a substantial degree of risk. Each music performance, feature film or other programming title is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a title also depends upon the quality and acceptance of other competing programs or titles released into the marketplace, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. Our success will depend in part on the popularity of our content which, in turn, depends on our ability to gauge and predict expected popularity. Even if a film achieves success during its theatrical release, the popularity of a particular program and its ratings may diminish over time, which may have a material adverse affect on our business, results of operations or financial condition. Timing and timeliness are also sometimes relevant to a program’s success, especially when the program concerns a recent event or historically relevant material (e.g. an anniversary of a historical event which focuses media attention on the event and accordingly spurs interest in related content).

Decreasing Retail Shelf Space May Limit Sales of Our Programming. We face increasing competition from major motion picture studios, music labels and other independent content suppliers for limited retail shelf space and retailer open to buy dollars. Although the amount of retail shelf space for DVDs had previously been growing in approximate correlation to the growth rate in penetration of DVD players, the leveling off of DVD player penetration has resulted in a similar leveling off in retail shelf space growth. It is within this changing environment that our exclusive content competes for a finite amount of shelf space against a growing supply of entertainment content. Because the new DVD releases of major studios often have extremely high visibility and sales velocity in the millions of units, which typically require more shelf space to support, we may not be able to afford or obtain the product placement necessary to maximize sales, particularly among the limited number of major retailers that are our core customers, which could result in decreased revenues and gross margins.

DVD Sales Are Not Sustaining the Same Level of Growth as Before. We believe that consumer interest in the DVD format is due partly to interest in building the consumer’s personal DVD library of desired entertainment programming. Although our exclusive titles have generally shown stable sales over extended periods, as consumers build their DVD libraries, or with the introduction of new home entertainment formats, DVD sales may decline and adversely affect our operations. In addition, the leveling off of DVD player penetration has clearly resulted in a similar leveling off in DVD sales growth.

Our Film Production Efforts May Not be Financially Successful. Our co-produced films are more expensive to create than our music and comedy DVD co-productions, and the time between our expenditure of funds and receipt of revenues is longer. While much of our programming is sold to retailers on a sell-through basis, the financial success of our filmed programming will depend on our ability to generate higher sales to retailers who primarily rent programming such as Blockbuster, Movie Gallery, Hollywood Entertainment (now a wholly-owned subsidiary of Movie Gallery) and Netflix, as well as to mass merchants such as Wal-Mart, Costco and Target. Our filmed programming may not ultimately be as desirable to our target customers as we would hope, which would lead to lower than expected sales, decreased profit margins or losses.

Failure to Effectively Expand Vendor Managed Inventory (VMI) May Adversely Affect Our Business. Many Large retailers allow approved suppliers to manage inventory within VMI systems whereby suppliers like us are responsible for planning, monitoring, stocking and fulfilling directly to individual retail stores and outlets.  We have fully implemented all of the necessary VMI software and systems and are currently engaged in providing this service to two major customers who require VMI in order to continue direct shipments with them.  We are evaluating additional opportunities to deploy our VMI system with other retail customers.  We cannot assure you that other implementation of VMI with other customers will be done in a timely or effective manner, or that the VMI software we have implemented will be acceptable to other retail customers.  Implementation of VMI requires capital expenditures for initial setup, installation and integration. In addition, ongoing fees are being, and will continue to be, paid for software maintenance/support, item planning, order management and picking, packing, labeling and shipping of product. Failure to implement VMI in a timely manner with other customers could result in decreased opportunities for shelf space or decreased margins, and may require us to sell to VMI customers indirectly through third-parties who have already implemented VMI. While we should be able to add other customers without significant additional costs or time, there can be no assurance this will be the case, and VMI implementation may require additional freight charges as inventory is sent directly to retail stores and outlets in smaller packages with greater frequency.

Conflicting High-Definition DVD Formats May Cause Inefficiencies. Currently, two major platforms are competing to become the dominant high-definition format, and talks to unify the platforms have been unsuccessful. The HD-DVD and Blu-ray Disc® platforms have both recently launched. For many of our titles, we hold rights to both platforms, but simultaneously supporting both platforms will cause increased production costs and decreased efficiencies with respect to inventory management and sales. Moreover, competing platforms may cause a delay in high-definition player market penetration, and mainstream acceptance of high-definition DVD in general, as consumers may decide to wait and see which platform prevails before purchasing a player.

We May Not Be Able to Keep Pace with Technological Advances. The entertainment industry in general, and the music and motion picture industries in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of the rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. It is also impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market.

An Increase In Product Returns May Adversely Affect Our Business. As with the major studios and other independent companies in this industry, we experience a relatively high level of product returns as a percentage of our revenues. Our allowances for sales returns may not be adequate to cover potential returns in the future, particularly in the case of consolidation within the home video retail marketplace which, when it occurs, tends to result in inventory consolidation and increased returns. Our experience over two of the past three years has been one of increasing return rates, and we expect this trend to continue.

Decreasing Retail Prices for DVDs May Negatively Impact Our Revenues. The home entertainment programming market in which we compete is rapidly evolving and intensely competitive. Many of our competitors, including major studios, are increasingly offering programming, particularly DVD programming, at lower prices. They may be able to produce or secure content on more favorable terms and may be able to adopt more aggressive pricing policies than we are able to adopt. While we strive to improve our operating efficiencies and leverage our fixed costs so that we can afford to pass along these savings to our customers in the form of lower prices, the industry trend of lowering prices may, over time, lead to higher levels of competition and, therefore, lost sales, decreased profit margins or decreased overall revenues.

Illegal Piracy May Reduce Our Revenues. The music industry is facing a major challenge in the form of illegal piracy resulting from Internet downloading and/or CD recorders. This piracy has negatively affected industry revenues and profits. Although we currently derive only 8% of our revenues from audio CDs, we are hopeful that our proportional revenues in this sector will increase. Additionally, according to In-Stat, DVD recorders are gradually gaining greater market penetration: shipments of personal video recorders (PVR) reached 19 million in calendar 2005, a 60% increase over calendar 2004. As DVD recorders, PVRs and high-speed Internet connections become more popular, and the storage capacity of personal computers increases, we may face greater piracy concerns with respect to our core DVD business.

Others’ Failure to Promote Our Programming May Adversely Affect Our Business. Decisions regarding the timing of release and promotional support of programming which we license and distribute are important in determining the success of a particular music concert, feature film or related product. We may not control the manner in which a particular artist, film or related product is marketed and promoted, and we may not be able to fully control our corresponding DVD or CD release. Although artists, record companies, studios and producers have a financial interest in the success of any such concerts or films distributed by us, any marketing or promotional decision or restriction by such persons may negatively affect the success of our titles. Additionally, the availability of retailer programs relating to product placement, co-op advertising and market development funds, and our ability and willingness to pay for such programs, are also important with respect to promoting our exclusive titles.

If DVD Cannot Compete Successfully with Other Formats of Home Entertainment, Our Revenues May Be Negatively Impacted. The DVD format competes with other formats of in-home entertainment, such as network, syndicated, cable and pay-per-view television, and home satellite systems. The DVD format also competes with new and emerging technologies in the entertainment industry, such as entertainment programming on the Internet, video on demand, high-definition television, digital videotape, and optical discs with greater storage capacity. These alternate home entertainment formats and emerging content delivery technologies could negatively impact the overall market for our DVD sales, especially if we are unable to continue to adapt and exploit the development and advancement of such technology.

If We Cannot Continue to Secure DVD License and Distribution Rights, Our Business May Be Materially Adversely Affected. We cannot assure you that we will be able to continue to secure DVD and other license and distribution rights on terms acceptable to us. Major motion picture studios have normally not granted, nor are they expected to grant, exclusive DVD licenses to us for new releases and popular catalogue titles. Instead, the major motion picture studios will most likely continue to sell DVD titles directly to retailers. We expect to continue to license exclusive DVD and other home entertainment format content, but we cannot assure you that we can remain competitive against licensing entities with greater financial resources or that independent program suppliers will not distribute their programming themselves. In addition, our success will continue to be dependent upon our ability to identify and secure rights to exclusive content that appeal to consumers.

We May Not Possess Satisfactory Rights in Our Properties. Although we require satisfactory chain of title information to our exclusively licensed content, the risk exists that some programs may have a defective chain of title. The validity and ownership of rights to some titles can be uncertain and may be contested by third parties.

Our Results of Operations Fluctuate Based on Seasonality and Variability. We have generally experienced higher sales of DVDs and CDs in the quarters ended December 31 and March 31 due to increased consumer spending associated with the year-end holidays. Accordingly, our revenues and results of operations may vary significantly from period to period, and the results of any one period may not be indicative of the results of any future periods. In addition to seasonality issues, other factors have contributed to variability in our DVD and CD net revenues on a quarterly basis. These factors include:

•                  the popularity of exclusive titles in release during the quarter

•                  late delivery or non-delivery of DVD or CD content or rights clearances by our content providers

•                  our marketing and promotional activities

•                  our rights and distribution activities

•                  the availability of retailer shelf-space

•                  the level of retailer open to buy dollars

•                  the extension, termination or non-renewal of existing license and distribution rights

•                  general economic changes affecting the buying habits of our customers, particularly those changes affecting consumer demand for home entertainment-hardware, packaged media and digital content

Protecting and Defending against Intellectual Property Claims May Have a Material Adverse Effect on Our Business. Our ability to compete in the home entertainment industry depends, in part, upon successful protection of our proprietary and intellectual property. We protect our intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in some jurisdictions. In some jurisdictions of our distribution, there are no copyright and/or trademark protections practically available. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or portions or applications of our intended productions. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the resulting diversion of resources could have an adverse effect on our business, operating results or financial condition. From time to time, we may also receive claims of infringement of other parties’ proprietary rights. Regardless of the validity or the success of the claims, we could incur significant costs and diversion of resources in defending against such claims, which could have an adverse effect on our business, financial condition or results of operations.

Risks Relating to Our Stock

Our Second-Largest Shareholder Nominated a Competing Slate of Directors Which Did Not Garner the Necessary Votes in Our Just Completed Fiscal 2006 Annual Meeting. Lions Gate Entertainment Corp. is our second-largest shareholder, holding approximately 4 million shares representing approximately 19% of the company.  Following our independent special committee’s October 31, 2005, decision to reject Lions Gate’s $4.00 per share offer to purchase all of our outstanding shares, Lions Gate proposed a slate of nominees to replace six of our seven directors, which was rejected at our annual stockholders’ meeting on October 10, 2006. All seven members of our board of directors were re-elected by our stockholders.

A special committee of our board of directors is analyzing alternatives to maximize shareholder value. If a sale, merger or similar transaction were to occur, owners of shares of our common stock may become owners of another company’s stock, and be subject to all of the risks and uncertainties of that company, including those disclosed in any public filings with the SEC if it were a reporting company. In addition, future purchases or sales of our stock by Lions Gate, or by third parties based on speculation, new reports, or future public filings relating to the offer or our response, may cause the price of our common stock to fluctuate significantly. Lions Gate may decide at any time to sell all or a significant portion of its shares of our stock, which could cause the price of our common stock to fall dramatically.

Our Stock Price May Be Subject to Substantial Volatility, and You May Lose All or a Substantial Part of Your Investment. Our common stock is traded on The NASDAQ Global Market®. There is a limited public float, and trading volume historically has been limited and sporadic. Over the last year, the closing price of our common stock ranged between $2.94 and $4.43 per share on volume ranging from 1,350 to over 4.7 million shares per day. As a result, the current price for our common stock is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including, without limitation, the number of shares available for sale in the market, quarterly variations in our operating results, and actual or anticipated announcements of new releases by us or competitors, including Lions Gate, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.

Any Future Sales of Equity May Significantly Impact the Market Price of Our Common Stock. We currently have S-3 and S-4 registration statements for the issuance of our securities in exchange for either cash or other securities on file with the Securities and Exchange Commission. Future sales of substantial amounts of our common stock, including shares that we may issue upon exercise of outstanding options and warrants, could adversely affect the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

We May Incur Increased Costs as a Result of Laws and Regulations Relating to Corporate Governance Matters. Laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by NASDAQ, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. We will be subject to Section 404 of Sarbanes-Oxley which would require us to include in our annual report for the period ending March 31, 2008, a report by management on our internal control over financial reporting and an accompanying auditor’s report. The additional costs and efforts to do so could be substantial. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with any new rules and regulations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, goals, plans and projections regarding our financial position, results of operations, market position, product development and business strategy.  These statements may be identified by the fact that they use words such as “will,” “expect,” “plan,” “believe,” and other words of similar meaning in connection with any discussion of future performance.  Such forward-looking statements are based on management’s current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause action outcomes and results to differ materially from current expectations.

These factors include, among other things, our inability to raise additional working capital, changes in debt and equity markets, increased competitive pressures, changes in our business plan, and changes in the retail DVD and entertainment industries.  For further details and a discussion of these and other risks and uncertainties, see “Risk Factors” above beginning on page 3.  Unless otherwise required by law, we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All of our common stock being offered under this prospectus is being sold by or for the account of the selling stockholders. We will not receive any proceeds from the sale of our common stock by or for the account of the selling stockholders.  We may receive up to approximately $4,250,000 from the exercise of warrants by Portside, assuming all warrants were exercised for cash in full at their $4.25 per share exercise price, and up to approximately $204,000 from the exercise of warrants by IIC, assuming all warrants were exercised for cash in full at their $2.04 per share exercise price.  Any proceeds received by us in connection with the exercise of warrants will be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issued shares and shares issuable upon conversion of convertible notes and upon exercise of warrants.  For additional information regarding the issuance of the convertible notes and warrants, see “Private Placement of Convertible Notes and Warrants” above.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except as noted below, the selling stockholders have not had any position, office, or material relationship with us or any of our affiliates within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by each selling stockholder.  The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.  The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus, and the fifth column lists the percentage of common stock owned by the selling stockholders after completion of the offering.  The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering		Maximum Number of Shares to be Sold Pursuant to this Prospectus		Number of Shares Owned After Offering	Percentage of Shares Owned After Offering(7)

Portside Growth and Opportunity Fund(1)	5,497,157	(2)	5,473,347	(3)	23,810	*
Image Investors Co.(4)	6,069,767	(5)	100,000		5,969,767	27.7%
Standard Broadcasting Corp. Ltd.(6)	1,542,283		270,198		1,272,085	5.9%

* Less than one percent.

(1)           Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside.  Ramius Capital disclaims beneficial ownership of the shares held by Portside.  Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital.  As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.  Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.  Except for the ownership of the convertible notes and the warrants issued pursuant to the Securities Purchase Agreement and the purchase of securities from the Company on December 20, 2004, Portside has not had any position, office, or material relationship with us or any of our affiliates within the past three years

(2)           The number is based on Portside’s ownership of the convertible notes and warrants held by Portside on that date assuming conversion of all convertible notes at $4.25, Portside’s conversion price, and exercise of the warrants at  $3.67, the lowest exercise price for which the warrants may be exercised, in each case without regard to any limitations on conversions or exercise.  This also assumes that some portion of interest is to be paid in shares of our common stock.  Shares shown as beneficially owned by Portside also include 23,810 shares of common stock underlying warrants owned by Portside and issued by us on December 20, 2004.  Under the terms of the convertible notes and the warrants, Portside may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause Portside, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants that have not been exercised.  The number of shares in the second column does not reflect this limitation.

(3)           In accordance with the terms of a registration rights agreement between us and Portside, this prospectus generally covers the resale of at least the number of shares of common stock issued or issuable (i) upon conversion of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, (ii) as Interest Shares pursuant to the terms of the notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC and (iii) upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC.  Because the conversion price of the convertible notes may be adjusted and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

(4)           All of the shares of common stock are held of record by Image Investors Co. (“IIC”).  The shares of common stock listed in the table as beneficially owned by IIC may also be deemed to be beneficially owned by John W. Kluge and Stuart Subotnick by virtue of their being directors, executive officers and the only stockholders of IIC.  With respect to these shares, Messrs. Kluge and Subotnick share voting and investment powers.  Amendment No. 11 (dated December 30, 1992) to a Schedule 13D dated July 18, 1988, filed on behalf of IIC, Messrs. Kluge and Subotnick, states that IIC and Messrs. Kluge and Subotnick each “disclaims membership in a group, although a group might be deemed to exist.”

(5)           This number includes 100,000 shares underlying warrants owned by IIC issued by us on March 24, 2003.

(6)           On September 25, 2002, we sold $2.0 million of our common stock to Standard Broadcasting Corporation Limited in a private placement.  Standard Broadcasting is the largest privately owned multi-media company in Canada.  Video One, then a wholly-owned subsidiary of Standard Broadcasting and the parent company of VidCanada (now known as Paradox Entertainment Group) was at that time Canada’s largest distributor of pre-recorded home entertainment programming, including DVD, VHS and video games.  VidCanada (now Paradox) was and continues to be our exclusive distributor of our home entertainment programming in Canada.  The $2.0 million transaction represented a purchase of 1,801,315 shares of our common stock at $1.11 per share, the closing price of our common stock on September 10, 2002.  Of those shares, Standard Broadcasting currently holds 1,272,085 shares of our common stock.  Additionally, we issued Standard Broadcasting a five-year warrant to purchase up to 270,198 additional shares at $1.22 per share, which Standard Broadcasting subsequently exercised.

Contemporaneous with the private placement, we signed a new five-year exclusive distribution agreement with VidCanada (now Paradox) expiring in October 2007.  In August 2004, Standard Broadcasting sold the operations and assets of Video One to Canadian-based ROW Entertainment Income Fund.  Immediately following the sale, Standard Broadcasting held an approximate 16% interest in ROW Entertainment Income Fund.  Robert J. McCloskey, a member of our Board of Directors, served as the President and Chief Executive Officer of Video One until August 2004. In June 2005, ROW Entertainment Income Fund changed its name to Entertainment One Income Fund.  David Coriat, a member of our Board of Directors, currently serves as Executive Vice President, Chief Financial Officer and director of Standard Broadcasting as well as director of Entertainment One Income Fund.

(7)           Applicable percentage of ownership is based on 21,576,544 shares of common stock outstanding as of November 9, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of November 9, 2006, for the selling stockholder.

PLAN OF DISTRIBUTION

We are registering issued shares of common stock, as well as shares of common stock issuable upon conversion of the convertible notes and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions:

•                  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale

•                  in the over-the-counter market

•                  in transactions otherwise than on these exchanges or systems or in the over-the-counter market

•                  through the writing of options, whether such options are listed on an options exchange or otherwise

•                  in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers

•                  in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction

•                  through purchases by a broker-dealer as principal and resale by the broker-dealer for its account

•                  via an exchange distribution in accordance with the rules of the applicable exchange

•                  through privately negotiated transactions

•                  through short sales

•                  in sales pursuant to Rule 144

•                  through broker-dealers who may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share

•                  via a combination of any such methods of sale

•                  in any other method permitted pursuant to applicable law

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $85,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The legality of the common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP.  As of the date of this prospectus, Greenberg Traurig owned no shares of our common stock or other securities.  Ira S. Epstein, a member of our board of directors who is Of Counsel to Greenberg Traurig, currently owns 14,720 shares of our common stock, and options to acquire an additional 70,000 shares of our common stock.

MATERIAL CHANGES

There have been no material changes since the filing of our Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and our Quarterly Report for the quarter ended September 30, 2006, which have not been reported in a Current Report on Form 8-K.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents are specifically incorporated by reference into this prospectus:

(1)                                  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2006;

(2)                                  Our Quarterly Reports on Form 10-Q for the quarters ended June 30, and September 30, 2006;

(3)                                  Our Current Reports on Form 8-K filed with the SEC on July 3, 2006, August 11, 2006, August 14, 2006, August 17, 2006, August 31, 2006, October 13, 2006 and October 18, 2006;

(4)                                  The description of our capital stock contained in our Definitive Proxy Statement on Schedule 14A filed with the SEC on July 27, 2005; and

(5)                                  All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

We will provide each person, including any beneficial owner, to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus.  We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:

Investor Relations
Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311
(818) 407-9100

We electronically file reports, proxy and information statements and other information with the Securities and Exchange Commission.  The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of that site is http://www.sec.gov.  Our Internet address is http://www.image-entertainment.com.

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  The Selling Stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Cautionary Statement Concerning Forward-Looking Information
Use of Proceeds
Selling Stockholders
Plan of Distribution
Legal Matters
Material Changes
Incorporation of Certain Information by Reference

5,843,545 Shares

Common Stock

PROSPECTUS

Image Entertainment, Inc.

          , 2006

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various costs and expenses payable by the registrant in connection with the sale of the common stock being registered. Any broker-dealer discounts and commissions will be payable by the selling stockholders.  Except for the SEC registration fee, all the amounts shown are estimates.

SEC Registration Fee	$2,258
Legal fees and expenses	50,000
Accounting fees and expenses	30,000
Printing and related expenses	2,742
Miscellaneous	—
Total	$85,000

Item 15. Indemnification of Officers and Directors

Under Section 145 of the General Corporation Law of the State of Delaware, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Certificate of Incorporation and the Bylaws of the registrant provide that the registrant will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each person who is or was a director, officer, employee or agent of the Registrant, or who serves or served any other enterprise or organization at the request of the registrant. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the registrant and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The registrant maintains a policy of directors and officers liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under some circumstances.

Item 16. Exhibits

Exhibit No.	Description
4.1	Specimen of Common Stock Certificate
4.2	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the registrant’s Form 8-K filed on August 31, 2006)
4.3	Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the registrant’s Form 8-K filed on August 31, 2006)
4.4	Form of Senior Convertible Note (incorporated by reference to Exhibit 10.2 of the registrant’s Form 8-K filed on August 31, 2006)
4.5	Form of Warrant (incorporated by reference to Exhibit 10.3 of the registrant’s Form 8-K filed on August 31, 2006)
4.6	Amendment and Exchange Agreement dated November 10, 2006 by and between the registrant and Portside Growth and Opportunity Fund
4.7	Warrant Issued Pursuant to Amendment and Exchange Agreement
5.1	Opinion of Greenberg Traurig, LLP
23.1	Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.3	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1 hereto)
24.1	Power of Attorney (included in signature page hereof)

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)                                  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                  That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)                                  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and the registrant will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chatsworth, State of California, on the 14th of November 2006.

IMAGE ENTERTAINMENT, INC.

By:	/s/ MARTIN W. GREENWALD
Martin W. Greenwald, Chairman of the Board, President
and Chief Executive Officer (Principal Executive
Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin W. Greenwald and Jeff M. Framer, or any one of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ MARTIN W. GREENWALD	Chairman of the Board of Directors, President and	November 14, 2006
Martin W. Greenwald	Chief Executive Officer (Principal Executive
Officer)

/s/ JEFF M. FRAMER	Chief Financial Officer (Principal Financial	November 14, 2006
Jeff M. Framer	and Accounting Officer)

/s/ DAVID CORIAT	Director	November 14, 2006
David Coriat

/s/ IRA S. EPSTEIN	Director	November 14, 2006
Ira S. Epstein

/s/ GARY HABER	Director	November 14, 2006
Gary Haber

/s/ M. TREVENEN HUXLEY	Director	November 14, 2006
M. Trevenen Huxley

/s/ ROBERT J. MCCLOSKEY	Director	November 14, 2006
Robert J. McCloskey

/s/ LYNWOOD SPINKS	Director	November 14, 2006
Lynwood Spinks